UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               JNS Marketing, Inc.
                               -------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                   466224-30-0
                                   -----------
                                 (CUSIP Number)

                               Henry F. Schlueter
                          Schlueter & Associates, P.C.
                       1050 Seventeenth Street, Suite 1700
                             Denver, Colorado 80265
                             Telephone: 303-292-3883
                                Fax: 303-296-8880
                        E-mail: 76304.3546@compuserve.com
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 7, 1999
                                   -----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /___/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 466224-30-0

1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

     Jerrold D. Burden

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) /   /

                                                                       (b) /   /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

                                  7     SOLE VOTING POWER
                                        1,097
          Number of
           Shares                 8     SHARED VOTING POWER
        Beneficially                    0
          Owned by
            Each                  9     SOLE DISPOSITIVE POWER
          Reporting                     1,097
           Person
            with                 10     SHARED DISPOSITlVE POWER
                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,097

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) /___/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.4%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain Issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I. R.
S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

General Instructions

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.


Item 1. Security and Issuer
---------------------------

     This statement relates to the Common Stock, no par value (the "Common Stock"), of JNS Marketing, Inc., a Colorado corporation, 1050 Seventeenth Street, Suite 1700, Denver, Colorado 80265.

Item 2. Identity and Background
-------------------------------

(a) This statement on Schedule 13D is filed by Jerrold D. Burden, a natural person.

(b) The residence address of Jerrold D. Burden is 2455 East Long Lane, Greenwood Village, Colorado 80121.

(c)  Mr. Burden is a mortgage broker.

(d) and (e) During the last five years, Mr. Burden has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship. Mr. Burden is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

     Not Applicable

Item 4. Purpose of Transaction
------------------------------

     Pursuant to a Share Purchase Agreement dated as of February 18, 1999, Jerrold D. Burden has sold 56,250 shares of the no par value Common Stock of JNS Marketing, Inc. As a result of the sale, Mr. Burden owns 1,097 shares of that company, or approximately 0.4% of the currently outstanding shares.

     Depending upon market conditions and other factors that he may deem material, Mr. Burden may purchase additional shares of Common Stock or related securities in open market or privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

(a) As a result of the sale of 56,250 shares of Common Stock of JNS Marketing, Inc., Jerrold D. Burden owns 1,097 shares of that company.

(b) Mr. Burden has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 1,097 shares of Common Stock of JNS Marketing, Inc. Mr. Burden does not have shared power to vote or direct the vote of, or to dispose or direct the disposition of, any shares of Common Stock of that company.

(c)  The following  transactions  were effected by the  personnamed in paragraph
     (a) above within the past sixty (60) days:

     Jerrold D. Burden sold 56,250 shares of the no par value Common Stock of JNS Marketing, Inc. on May 7, 1999, for an aggregate consideration of $31,250, or $0.555 per share, in a private transaction.

(d)  Not Applicable

(e) Jerrold D. Burden ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of JNS Marketing, Inc. as of May 7, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person filing this statement on Schedule 13D and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits
----------------------------------------

No Exhibits are filed with this Schedule 13D.



Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17,1999

                                               Signature:



                                               /s/ Jerrold D. Burden
                                               ---------------------
                                               Jerrold D. Burden




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)